Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of the Epicor and Scala Planned Merger Preliminary Q&A prepared by Epicor Software Corporation and Scala Business Solutions N.V. and posted to the internal website of both Epicor Software Corporation and Scala Business Solutions N.V. on November 14, 2003.

[EPICOR AND SCALA LOGO ]

The Epicor and Scala Planned Merger

Preliminary Q&A

November 14, 2003

1.	What is the deal?

•	Epicor announced on November 14, 2003 a proposed acquisition of Scala for US$ 87 million, comprised of 50% cash and 50% Epicor stock in a tender offer to commence upon completion of a number of conditions among which include final due diligence, completion of a fairness opinion by Scala’s investment bankers, regulatory approvals, the filing of an S-4 registration with the SEC by Epicor, and other customary conditions, including among others, material adverse changes and management retention agreements

•	Epicor anticipates that it will commence a tender offer for all outstanding ordinary shares of Scala in December 2003, publish the offer memorandum shortly thereafter and close the transaction in the first quarter 2004.

•	As a result, Scala will be merged into Epicor.

•	Scala will have one seat on Epicor’s 6-person board of directors.

•	Scala’s Supervisory Boards and Management Board have recommended this transaction to its shareholders.

•	Epicor’s Board of Directors has approved the transaction

2.	Why do the two companies want to do this deal?

•	The combined company will have estimated $250 million annual revenues and over 20,000 customers.

•	It will be the 11th largest ERP provider by revenue (based industry reports)

•	It will be the largest independent midmarket integrated ERP and CRM provider based on Microsoft technology.

•	It will have the reach and scale to support global multinationals with a worldwide infrastructure for sales, consulting and support and a strong partner channel.

•	The two companies will become a strong combined global organization delivering software and services to customers in every major developed market area in North America, Western Europe and Australia/New Zealand as well as in key emerging markets such as Central and Eastern Europe, Russia, China and Latin America.

3.	What will be the name of the combined company?

•	It will be known as Epicor Software Corporation. Scala and iScala as product and brand names will continue.

4.	Where will the corporate headquarters be?

•	The corporate headquarters will be in Irvine, California, USA.

•	To reflect the truly global nature of the combined company, and to reinforce the importance of international and US operations, there will also be operational headquarters in Europe and Asia. It hasn’t yet been decided where these will be.

5.	What will happen to Scala’s corporate headquarters in Amsterdam? Will that be closed?

•	Although the Amsterdam office will no longer need to fulfill a corporate HQ role once the proposed merger has been completed, no decision has been taken to close the office.

6.	Scala is currently listed on the Euronext Stock Exchange in Amsterdam. Epicor is listed on the NASDAQ. What will happen to these listings as a result of the transaction?

•	The combined company will be listed on the NASDAQ under the ticker symbol EPIC

•	A NASDAQ listing provides exposure to popular stock indices.

•	With greater exposure and a broader universe of institutional investors, a NASDAQ listing can provide the combined company with a wide range of benefits, including increased liquidity.

7.	What happens between the deal announcement and when it is completed?

•	During this period, both companies will continue to sell and market their products to their existing customers, as independent companies. We will jointly be working on the details of how the combined company’s integration plans, how it will be organized, what it will market, and how it will sell.

8.	What is the plan for the two companies’ product lines?

•	Both companies and product lines will be maintained and supported. Both companies are excited about the iScala Web services platform and will work together on further strengthening its strong position in the Microsoft .NET arena

•	Until the deal is completed, no firm plan can be announced. A compelling reason to combine the two companies is to complement the strengths of both companies’ product lines.

•	Both companies have a broad strength particularly in services, manufacturing and distribution, with complementary CRM domain expertise and products. Scala will bring new areas like HRM, Epicor adds components like procurement, sourcing and settlement. Both companies will add new verticals.

9.	What are the key business synergies that will result from the deal?

•	It creates a truly global organization. Epicor’s prime strengths are North America, the UK and Australia and Scala’s strength is throughout Europe and Asia including China and Japan. Both companies are developing Latin America. The expanded global reach of the combined company is supported through direct offices and the worldwide partner network. There will be minimal customer overlap.

•	It achieves scale. At approximately $250 million in annual 2004 revenues, the combined company will be among the top 15 ERP players worldwide. As stand-alone companies, Epicor was 30th and Scala 25th (based on 2001 license revenue, according to recent Gartner data).

•	Increased installed customer base. Leverage the combined 20,000+ customer installed base.

•	Builds an outstanding distribution channel. Complementary direct sales forces, and partner channels from Epicor’s US and UK relationships and Scala’s multinational ones. As a combined company, about 70% of sales will be direct and 30% indirect.

•	Sales opportunities. After completing the deal, the combined company will sell the complementary product offerings to existing and prospective customers.

10.	What is the long-term benefit of the business and financial synergies of the combined company?

•	The business and financial synergies place the combined company in a strong position to lead further consolidation in the industry.

11.	How will this deal affect both companies’ customers?

•	Neither Epicor’s nor Scala’s customers will be affected in the short term

•	In the medium term, there should be opportunities for the combined customer set to benefit from added functionality shared between the product sets, for example the ability to use Scala’s HRM capability in Epicor’s system and for Epicor’s procurement, sourcing and settlement products.

•	Customers will also benefit from a company with a wider global reach for sales implementation and support, the results of more investment in development and greater financial stability.

12.	What is the primary benefit to both companies’ customers of the proposed merger?

•	A set of products that are broader and deeper in functionality and are delivered to market faster than Epicor or Scala could have done independently.

13.	How big will the combined company be?

•	The combined company would have annual revenues of about $250 million (2004 total revenue estimate).

14.	How can I learn more?

•	All the details currently known about the planned merger are contained in this Q&A, the press release and the letter to all employees of both companies. Together, these describe the proposed merger and the reasoning behind it.

•	As our planning develops, more information will be made available on the internal intranets for Epicor and Scala employees.

•	Your manager should be your first point of contact for any questions you have.

•	For legal reasons, we may not be able to release some details until after the merger is completed.

15.	How will I get on with Epicor / Scala people? Aren’t we two very different companies?

•	The differences are far smaller than the similarities.

•	Both companies have 20+ years history. Both companies have reacted well to change in the market by developing new and better products and by changing business models. Both companies are strong in the Microsoft arena. This clearly indicates that the management and employees are forward-thinking and respond well to change. Most important, both companies want to be successful!

•	Of course, there are differences in national traits and between individuals, as there are in any business. Epicor is an international company that originated from an American company, and Scala is a global company that originated from Northern Europe. Together, both make a truly global company.

16.	Why does Scala want to merge with Epicor?

•	It will enable Scala to grow faster as a combined company by taking advantage of all the product and business synergies, allowing the combined company to become the major player in the mid market (Tier 2), whether for the subsidiaries and divisions of global companies or SMBs.

•	It strengthens Scala’s ability to grow in emerging markets like China, Russia and Central and Eastern Europe, and it makes us an even stronger Microsoft player.

17.	Why does Epicor want to merge with Scala?

•	It will enable Epicor to grow faster as a combined company by taking advantage of all the product and business synergies, allowing the combined company to become the major player in the mid market (Tier 2), whether for the subsidiaries and divisions of global companies or SMBs

18.	How will this deal affect our partners?

•	This planned merger will provide many of our partners with new opportunities to sell a wider product set than they are currently able to do.

•	On an individual basis, the channel teams from both Epicor and Scala will be discussing with the partners the possibility of taking on the combined company’s full range of products and how this will work.

19.	Tell me about Epicor:

•	Where are they headquartered?

›	Irvine, California, USA.

•	How many employees do they have?

›	950

•	How many offices do they have?

›	35 in the USA, Canada, UK, Asia, Australia and New Zealand.

•	What products do they develop and market?

›	e by Epicor: An end-to-end enterprise solution tailored to specific vertical industries including Software, Services, Hospitality, Financials, and Distribution.

›	Clientele: A complete CRM solution that includes Sales Force Automation, Marketing Automation, Customer Support and Help Desk.

›	Manufacturing Solutions: ERP solutions designed for discrete, mixed-mode manufacturers that includes CRM, ERP, APS, Supply Chain & Collaborative Commerce.

•	Who do they sell to?

›	Midmarket companies, typically from $100 million up to $500 million revenue size.

•	How do they sell their products?

›	Hybrid distribution through direct sales force and reseller channel. Direct sales revenues represent approximately 80% of total revenues.

•	How are they structured internally?

›	Epicor is organized by product group and by region

•	More information – www.epicor.com.

20.	Tell me about Scala:

•	Where are they headquartered?

›	Amsterdam, The Netherlands

•	How many employees do they have?

›	600.

•	What products do they develop and market?

›	iScala: the most complete, integrated ERP (enterprise resource planning), CRM (customer relationship management) and SCM (supply chain management) solution to help midmarket companies increase their business efficiency and productivity.

›	iScala CRM: Powered by Microsoft CRM, iScala CRM is an easy-to-use, flexible, and integrated customer relationship management solution that empowers companies and their employees to make informed decisions, increase sales success, and provide superior customer service. iScala CRM offers a solution that helps companies build more profitable customer relationships.

•	Who do they sell to?

›	The subsidiaries and divisions of global companies and to local small and medium businesses.

•	How do they sell their products?

›	Directly, and through a global partner network in over 140 countries.

•	How are they structured internally?

›	The company is divided into three geographic Regions or business units – Americas (Regional office in Orlando, Florida); Europe (Budapest) and Asia Pacific (Singapore).

›	The main R&D center is in Moscow, supported by Product Competency centers in Stockholm, Budapest and Rotkreuz (Switzerland).

•	More information – www.scala.net.

21.	Does this intended merger mean we’ll be focusing on building a US market? Or will we be concentrating on international markets?

•	One of the main reasons for this merger is to create a powerful global player in the mid market for integrated ERP and CRM solutions. Epicor and Scala are uniquely placed to make this happen.

•	Scala will be able to support its US-based global enterprise customers and gain more customers there who require global Tier 2 solutions for implementation in emerging markets.

•	By merging Scala with Epicor, all the major markets and developing markets will have a strong presence – in fact, one of the strongest global presences of any ERP company, regardless of which tier.

22.	Are there other companies that sell products similar to Epicor’s and Scala’s?

•	Yes, there are a number of companies that compete with the two companies’ products, and both companies are able to compete individually with considerable success. Competitors include Fourth Shift, Exact, QAD, Unit4/Aggresso, SAP, PeopleSoft, Microsoft Business Solutions, Systems Union and IFS amongst others.

•	What is notable is that in combining the attributes of Epicor and Scala, product, geographical coverage and size would give the combined company a) greater scale and resources, b) products with greater functionality, and c) products with greater geographical coverage and localization than all but the largest of these competing companies.

23.	Do Epicor and Scala compete with each other?

•	Not very often.

24.	What’s this going to do to our existing product development plans?

•	At this stage, we have not developed any product development plans for the combined company. We will be working on this with a specific view on how to achieve short-term benefits for the combined company by offering whatever functionality can be shared from each of Epicor’s and Scala’s products.

•	We will also be looking at the long-term strategy for product development.

•	Further information will be announced once the proposed merger has been completed.

25.	What will happen now with Scala’s updated product that was released in September?

•	Scala will continue to role out its global iScala product.

26.	As a Scala employee, how will this deal affect my abilities to exercise my stock options or buy shares?

•	The Scala Employee Share Option Scheme rules provide that, in the event of a change of control of the company, all outstanding options become exercisable.

•	If you hold Scala share options, you will be notified following shareholder acceptance of the proposed offer with commentary specific to your particular holdings, along with instructions on how to exercise your options and other related information.

27.	What should I be focusing on now?

•	The single most important thing you can do is to continue doing your job. If you are selling, keep on selling; if you are developing, keep on developing; if you are supporting the business, then keep on doing it. At Scala, we will continue to focus on our Q4 Boost upgrade sales campaign, Microsoft GTMs and all other campaigns.

•	The success of the combined company depends on Epicor and Scala employees merging the most successful companies they can. Speculation about the future, or “making allowances” for what you expect in the future, will not benefit either company and until the deal is completed the companies are still separate entities.

28.	Who do I contact with questions?

•	Your line manager should be your first point of contact for any questions you have.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statement including statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future revenues and customers, opportunities for growth, and the purchase price and other statements are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the Companies’ major commercial customers and the Companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended June 30, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The prospectus/offering memorandum will be mailed to the stockholders of Scala and the security holders of Scala are urged to read the prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate website at www.epicor.com/company/investor/.